HTG Molecular Diagnostics, Inc.

3430 E. Global Loop

Tucson, AZ 85706

April 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Alan Campbell

Re:	HTG Molecular Diagnostics, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-264210)

Acceleration Request

Requested Date:    Tuesday, April 19, 2022

Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Tuesday, April 19, 2022, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Steven M. Przesmicki of Cooley LLP at (858) 550-6070 or Asa M. Henin of Cooley LLP at (858) 550-6104.

Sincerely,

HTG MOLECULAR DIAGNOSTICS, INC.

/s/ Shaun D. McMeans
Shaun D. McMeans
SVP and Chief Financial Officer